

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2025

Mario Moreno Cortez
Finance Coordinator
GRUPO SIMEC, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
Colonia La Nogalera
Guadalajara , Jalisco
México 44440

      Re: GRUPO SIMEC, S.A.B. de C.V.
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-11176

Dear Mario Moreno Cortez:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing